                                                                     Exhibit 3.2



                              September 22, 1999



John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois  60606


The Chase Manhattan Bank
Nuveen Administration Department
4 New York Plaza, Third Floor
New York, New York  10004-2413


     Re:  Nuveen Unit Trusts, Series 64 consisting of:
          Nuveen Biotechnology Two-Year Sector Portfolio, September 1999; Nuveen Energy Two-Year Sector Portfolio, September 1999;
          Nuveen Financial Services Two-Year Sector Portfolio, September 1999; Nuveen Pharmaceutical Two-Year Sector Portfolio, September 1999; Nuveen Semiconductor Two-Year Sector Portfolio, September 1999; and Nuveen Technology Two-Year Sector Portfolio, September 1999.
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Gentlemen:

     We have acted as counsel for John Nuveen & Co. Incorporated, as Sponsor and Depositor of Nuveen Unit Trusts, Series 64 (the "Fund") consisting of Nuveen Biotechnology Two-Year Sector Portfolio, September 1999; Nuveen Energy Two-Year Sector Portfolio, September 1999; Nuveen Financial Services Two-Year Sector Portfolio, September 1999; Nuveen Pharmaceutical Two-Year Sector Portfolio, September 1999; Nuveen Semiconductor Two-Year Sector Portfolio, September 1999; and Nuveen Technology Two-Year Sector Portfolio, September 1999 (the "Trusts"), in connection with the issuance of Units of fractional undivided interest in the Trusts, under a Trust Indenture and Agreement dated September 22, 1999 (the "Indenture") between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee and Evaluator.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trusts will be administered, and investments by the Trusts from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The assets of the Trusts will consist of a portfolio of equity securities (the "Securities") as set forth in the Prospectus. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing federal income tax law:

       I. Each Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code"); each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust, in the proportion that the number of Units held by him bears to the total number of Units outstanding; under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of the Unitholders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by a Trust. A Unitholder's pro rata portion of distributions of cash or property by a corporation with respect to a Security ("dividends" as defined by Section 316 of the Code), is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security, shall be treated as gain from the sale or exchange of property.

       II. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units), in order to determine his tax basis for his pro rata portion of each Security held by a Trust.

       III. Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his Units, except to the extent an in kind distribution of securities are received by such Unitholder from a Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to each Security which is not taxable as ordinary income.

       IV. If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unitholder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units (as of the date on which his Units were acquired) among each of the Trust's assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to each Security which are not taxable as ordinary income.